SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)1

                               RONSON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   776338 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 2 of 10 Pages
---------------------------------                       ------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           316,199
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       316,199
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     316,199
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 3 of 10 Pages
---------------------------------                       ------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           316,199
  OWNED BY         -------------------------------------------------------------
    EACH
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       316,199
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     316,199
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 4 of 10 Pages
---------------------------------                       ------------------------


         The following  constitutes Amendment No. 12 ("Amendment No. 12") to the
Schedule 13D filed by the undersigned. This Amendment No. 12 amends the Schedule 13D as specifically set forth.

   Item 4 is hereby amended to add the following:

         On February 7, 2001, the Reporting  Persons delivered a letter to Louis
V. Aronson, II, the Issuer's Chief Executive Officer and President, expressing the Reporting Persons' continued dissatisfaction with the performance of the Issuer and enumerating various concerns, including, among other things, the failure to implement a management succession plan, the unreasonably high compensation of Louis V. Aronson, II, the questionable consulting agreement with Carl Dinger, II, and certain related party transactions. The Reporting Persons also proposed that the Board install an independent Board of Directors and eliminate the Issuer's existing anti-takeover provisions. The letter is filed as
Exhibit 10 to this Amendment No. 12 to the Schedule 13D and incorporated herein by reference.

   Item 5(a) is hereby amended to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,455,447 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

                  As of the close of business on February 20, 2001, Steel Partners II beneficially owned 316,199 Shares of Common Stock, constituting approximately 9.2% of the Shares outstanding. Mr. Lichtenstein beneficially owned 316,199 Shares, representing approximately 9.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 316,199 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 7 is hereby amended to add the following exhibit:

         10. Letter dated February 7, 2001 from Steel Partners II, L.P. to Louis V. Aronson, II, Chief Executive Officer and President of the Issuer.

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 5 of 10 Pages
---------------------------------                       ------------------------


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    February 20, 2001              STEEL PARTNERS II, L.P.

                                         By:      Steel Partners, L.L.C.
                                                  General Partner

                                         By:/s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 6 of 10 Pages
---------------------------------                       ------------------------


                                  Exhibit Index

                                                                            Page
                                                                            ----

1.      Joint Filing Agreement (previously                                   -
        filed)

2.      Letter dated August 14, 1998 from                                    -
        Steel Partners II, L.P. to the
        Chief Executive Officer and Board
        of Directors of the Issuer
        (previously filed)

3.      Letter dated December 15, 1998                                       -
        from Steel Partners II, L.P. to
        the Chief Executive Officer and
        Board of Directors of the Issuer
        (previously filed)

4.      Letter dated December 23, 1998                                       -
        from Steel Partners II, L.P. to
        Louis V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

5.      Text of Press Release issued by                                      -
        Steel Partners II, L.P. on January
        27, 1999 (previously filed)

6.      Letter dated May 13, 1999 from                                       -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

7.      Letter dated June 10, 1999 from                                      -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

8.      Letter dated June 30, 1999 from                                      -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

9.      Letter dated March 17, 2000 from                                     -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 7 of 10 Pages
---------------------------------                       ------------------------



10.     Letter dated February 7, 2001 from                               8 to 10
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer.

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 8 of 10 Pages
---------------------------------                       ------------------------

                            STEEL PARTNERS II, L.P.
                              150 East 52nd Street
                                   21st Floor
                            New York, New York 10022
                                      ----
                               Tel (212) 813-1500
                               Fax (212) 813-2198

February 7, 2001

Louis V. Aronson, II
Chief Executive Officer and President
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875



Dear Mr. Aronson:

Over the last few years we, as a significant stockholder of Ronson Corporation (9.2%, down from 9.9% due to dilution from Ronson's corporate entitlement programs to friends), have sent to you many requests for a meeting regarding the maximization of shareholder value for all Ronson shareholders. Unfortunately, you have continually rejected all of these overtures by imposing numerous self-serving conditions as a pre-requisite to schedule such a meeting.

Looking back to the most recent annual meeting held on December 5, 2000, Ronson's stock price, (which is the truest indication of the value and prospects of a company), Ronson was trading at $1.75, down from $2.50 in 1999 and $3.75 in 1998. Today, the market price is $1.65. Ronson's management and Board should be ashamed of this poor performance.

It is obvious that the Board of Directors does not take seriously its fiduciary responsibility to work to maximize value for all --- shareholders. We continue to be horrified at the lengths that Ronson's management and its Board of Directors will go through in order to insulate themselves against anything which may otherwise threaten your collective plan to personally benefit and to take as much money out of this once-great company as you can.

If Ronson's Board acts consistently with its past practices of ignoring the intents of its shareholders then we request that the Board addresses various current issues which we have summarized below:

Lack of a Publicly Stated Succession Plan:
------------------------------------------
Since you are the 78 year old President and CEO of Ronson, we feel that the Board has a fiduciary responsibility to inform its shareholders of the timing and substance of a succession plan for these crucial management positions.

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 9 of 10 Pages
---------------------------------                       ------------------------


Compensation Plan of Mr. Aronson:
---------------------------------
Your total compensation in 1999 was an incomprehensible $571,892, and has increased every year for the last 8 years, even in the face of your dismal stock price performance. This egregious siphoning off of a substantial amount of Ronson's profits clearly shows that, it is you, Mr. Aronson, who is "raiding" our corporation and that compensation bears no relationship to performance. Are you afraid to be held accountable for the Company's operating results?

The Dinger 'Consulting' Agreement
---------------------------------
Despite our concerns voiced over the last year, you have continued to sweeten the pot to one single shareholder who expressed concern about your lax management practices. Mr. Carl Dinger continues to accomplish his goal of increasing his return on his investment in Ronson through his consulting agreement which was extended for another 48 months from April, 2000 at a higher monthly rate. Coupled with the Board's option to buy out his shares, Mr. Dinger is receiving over $11,000 per month from the Company for no apparent value. Obviously in the face of Ronson's declining stock price, this was not enough to ensure Mr. Dingers participation, so the Board decided to issue him another 227,500 shares at $2.50 per share, for which the Board received an immediate proxy to vote along with its option to purchase Mr. Dinger's shares. We will note, that the value of these new shares has since dropped significantly.

We are of the opinion that management simply did not wish to own up to the fact that it is paying shareholder monies solely so Lou Aronson can control an additional 12.0% voting stake in Ronson. What happened to the shareholder rights plan limiting ownership to 9.9%, or can we assume that "friends-of-the-entrenched-board" are exempt from such limitations?

Eliminate Related Party Transactions
------------------------------------
o The Ganz 'Consulting' Agreement: Mr. Ganz, your long-time friend and CFO until 1993 and currently 72 years old, 'earns' $83,000 per year from Ronson for 'consulting services', seven years after his retirement.
o The Quinnan 'Consulting" Agreement: Mr. Quinnan, another long- time friend and employee, 'earns' close to $40,000 per year (plus car allowance) through 2002 for 'consulting services,' eleven years after leaving Ronson.
o Ronson paid Michael Graphics, a company owned by your son-in- law, over $80,000 in 1998 and again in 1999.
o Justin Walder, a Board member, is a partner in a law firm that performed services for Ronson and received a payment of $63,959 in return for legal services performed in 1999 and hundreds of thousands of dollars over the last 4 years.

---------------------------------                       ------------------------
CUSIP No. 776338 20 4                      13D          Page 10 of 10 Pages
---------------------------------                       ------------------------


Eliminate Prohibitive Anti-Takeover Provisions:
-----------------------------------------------
In our opinion, another reason that Ronson's stock price has been and continues to be so low is due to the 'Aronson discount', relating to your decades-long rein and mismanagement. This situation certainly prevents the market from influencing the value of Ronson, due to your heavy-handed, shareholder-unfriendly tactics. Until the staggered board and the poison pill are eliminated, we are sure that the discount will not be eliminated.

Install an Independent Board of Directors
-----------------------------------------
While not all of Ronson's Board members work for the Company, we realistically classify everyone on your Board as an insider. A company's Board of Directors is supposed to work for the good of all shareholders. This is certainly not occurring at Ronson, where many of the directors receive substantial fees for providing 'consulting and other services' to the Company.

Mr. Aronson, as shown above, there is much to be concerned about as a minority shareholder in Ronson, assuming no special consulting deal, special option payments, Board of Director fees, related- party fees/business income, or other remuneration coming from Ronson. Certainly it is obvious that the minority shareholders in Ronson are getting treated very unfairly. We urge the Board of Directors to add truly independent directors.

In the interests of all shareholders of the Company, we urge the Board to specifically address and answer the issues and concerns outlined in this letter. We are and remain prepared to work with the Company to enhance shareholder value.


Sincerely,

/s/ Warren G. Lichtenstein
---------------------------
Warren G. Lichtenstein
Managing Member of General Partner

cc:      Board of Directors
         -  Robert A. Aronson
         -  Erwin M. Ganz
         -  Gerard J. Quinnan
         -  Justin P. Walder
         -  Saul H. Weisman
         -  I. Leo Motiuk